

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 27, 2011

Via E-Mail
Locksley Samuels, President
Cambridge Projects Inc.
10300 West Charleston 10-56
Las Vegas, Nevada 89135

> **Re: Cambridge Projects Inc.**
> **Amendment No. 2 to Form 10**
> **Filed October 18, 2011**
> **File No. 000-54485**

Dear Mr. Samuels:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director